[DELPHI AUTOMOTIVE SYSTEMS LOGO]

                                       [DELPHI AUTOMOTIVE SYSTEMS PRESS RELEASE]




           STRONG NORTH AMERICAN MARKET DRIVES INCREASED SALES REVENUE
                   AS DELPHI POSTS SOLID THIRD-QUARTER RESULTS

                        Cash Generation Remains Strong -
           Supporting $300 Million Voluntary Pension Fund Contribution

               Sales up 18 Percent Over Strike-Depressed Q3 1998 -
                               Non-GM Sales Climb

         TROY, Mich. -- Propelled by strong North American volumes and continued increases in sales to customers other than General Motors, Delphi Automotive Systems (NYSE:DPH) today reported earnings of $136 million, or $0.24 per share on a diluted basis.

         "The third quarter is typically a challenging period for us," said Delphi Chairman, Chief Executive Officer and President J.T. Battenberg III. "This year, despite the usual production changes for the new model year and the seasonality of OEM schedules, we were able to post very solid results. These results reflect the continued strong North American vehicle market as well as increases in sales to customers other than GM."

         The $136 million in third-quarter net income compares to a pro forma, strike-impacted third quarter 1998 loss of $214 million,* or ($0.38) per share on a diluted basis.

         Sales revenue of $6.8 billion was up 18 percent over strike-impacted 1998 levels after adjusting for the impact of businesses divested in late 1998. Sales to customers other than GM totaled $1.7 billion for the quarter, climbing 16 percent on a comparable basis.

         The increased sales revenue is largely the result of new Delphi content on several vehicle models that went into production this quarter. Importantly, the third quarter marked the start of production of the 2000 Fiat Punto featuring Delphi's E[bullet]STEER(TM) Electric Power Steering system, several Volkswagen models featuring Delphi's Monsoon(TM) audio system, the 2000 Land Rover Discovery featuring Delphi's Dynamic Body Control system, and the 2000 Jaguar XKR sports coupe featuring Delphi's FOREWARN(TM) Adaptive Cruise Control system.



* See attached highlights for description of 1998 pro forma net loss and 1998 shares outstanding calculations.
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BALANCE SHEET/CASH GENERATION

         Delphi generated $484 million in operating cash flow during the quarter, primarily driven by improvements in working capital and the high cash content of earnings. This continued strong cash generation allowed Delphi to make a pension contribution of $300 million, bringing the total voluntary pension contributions for the year to $900 million.

         "The pension contributions strengthen our balance sheet and demonstrate our commitment to fund employee pension plans," said Delphi's Chief Financial Officer Alan Dawes. "This action delivers value to our shareholders by positively influencing our earnings in 2000 and beyond."

         The Delphi Board of Directors also announced a regular quarterly dividend of $0.07 per share on Delphi $0.01 par value common stock. The dividend is payable October 18, 1999, to shareholders of record as of September 20, 1999.

NEW BUSINESS BOOKINGS

         In line with the company's objective of diversifying its customer base, Delphi booked new business totaling $2 billion with customers other than GM. In addition, the company booked $8 billion of new business with its largest customer, GM. The impact of this new business will be reflected in Delphi's revenues in the years 2001 and beyond, over an average five-year contract life.

         In addition, Delphi yesterday announced it signed a significant contract with Caterpillar Inc., the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, and industrial gas turbines. Delphi Delco Electronics Systems, a division of Delphi, will co-develop engine controllers for all of Caterpillar's diesel engines and many Caterpillar machines starting in mid-2001. In addition, Delphi Delco will partner with Delphi Energy & Engine Management Systems, also a Delphi division, to develop a new line of hydraulic control modules for Caterpillar.


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      Other contracts* announced during the quarter include:

     -    PSA Peugeot Citroen - wiring harnesses for a 2001 model year vehicle

     -    Volkswagen - airbags for a future global program

     -    Opel - driver and passenger airbags for a program on a global basis

     -    DaimlerChrysler - Level 3 Modular Door Systems for the Mercedes-Benz
          Actros

     - DaimlerChrysler - modular cockpits for the M-Class through a four-year contract with Mercedes-Benz U.S. International in Graz, Austria

AFTERMARKET

         Separately, Delphi today announced the creation of a new division, Delphi Aftermarket, to bolster its brand support and sales in the aftermarket. The announcement was made at Equip `Auto, a vehicle and aftermarket show in Paris.**



SECTOR FINANCIAL RESULTS
Sector                                 Q3 1999       Q3 1998                  Q3 1999                     Q3 1998
------                                 -------       -------                  -------                     -------
                                         Sales         Sales         Operating Income             (Pro Forma Basis)
                                         -----         -----         ----------------             -----------------
                                                                               (Loss)             Operating Income
                                                                               ------                       (Loss)
                                                                                                            ------
Electronics & Mobile
Communication                           $1,225          $995                     $110                       $(13)

Safety, Thermal & Electrical
Architecture                             2,445         2,126                       62                         19

Dynamics & Propulsion                    3,267         2,749                       46                       (187)

Other***                                  (147)         (101)                     (12)                       (91)

Sales, Divested Business
                                             -           246                        -                          -
                                        ------        ------                     ----                      ------
Total                                   $6,790        $6,015                     $206                      $(272)
                                        ======        ======                     ====                      ======




*While these contracts are significant, they do not represent a complete listing of contracts awarded during the period. Delphi respects customer confidentiality and therefore does not disclose all contracts awarded. Unless Delphi receives customer permission, it does not discuss customer business information with any external audience.

**Press release is available at www.delphiauto.com.

***Corporate and intra-company items.



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         Delphi Automotive Systems (NYSE:DPH), with headquarters in Troy, Mich.,
USA, is a world leader in automotive components and systems technology. Delphi's three business sectors - Dynamics & Propulsion; Safety, Thermal & Electrical Architecture; and Electronics & Mobile Communications - provide comprehensive solutions to complex customer needs. Delphi has approximately 201,000 employees and operates 168 wholly owned manufacturing sites, 38 joint ventures, 51 customer centers and sales offices, and 27 technical centers in 37 countries. Regional headquarters are located in Paris, Tokyo and Sao Paulo, Brazil. Delphi can be found on the Internet at www.delphiauto.com.

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. All statements which address operating performance, events, or developments that we expect or anticipate may occur in the future, including statements relating to volume growth, awarded sales contracts, and earnings per share growth or statements expressing general optimism about future operating results, are forward looking statements. These statements are made on the basis of management's views and assumptions; as a result, there can be no assurance that management's expectations will necessarily come to pass. A list of factors which could impact future events and performance is included in the Delphi Automotive Systems Corporation 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commission.



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                               Highlights Attached

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                                      -5-



 HIGHLIGHTS - Three months ended September 30, 1999 vs. pro forma three months ended September 30, 1998 comparison

                                                           THREE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           1999          1998 (1)
                                                           -----         --------
                                                     (IN MILLIONS, EXCEPT PER SHARE
                                                                AMOUNTS)

  Net sales:
  General Motors ...............................         $ 5,102          $ 4,641
  Other customers ..............................           1,688            1,374
                                                         -------          -------
    Total net sales ............................           6,790            6,015
Less operating expenses:
  Cost of sales, excluding items listed below ..           5,980            5,707
  Selling, general and administrative ..........             402              380
  Depreciation and amortization ................             202              200
                                                         -------          -------
Operating income (loss) ........................             206             (272)
Less interest expense ..........................              34               68
Other income (expense), net ....................              48              (10)
                                                         -------          -------
Income (loss) before income taxes ..............             220             (350)
Income tax expense (benefit) ...................              84             (136)
                                                         -------          -------
Net income (loss) ..............................         $   136          $  (214)
                                                         =======          =======

 Gross margin ..................................            11.9%             5.1%
 Operating income (loss) margin ................             3.0%            (4.5)%
 Net income (loss) margin ......................             2.0%            (3.6)%



           Diluted earnings (loss) per share (2)         $  0.24          $ (0.38)
                                                         =======          =======






(1) Results of operations for the three months ended September 30, 1998 have been adjusted to reflect the impact of the terms of our separation from GM and to exclude a loss related to divestitures. The impact of separation reflects lower employee benefit costs and higher other costs associated with operating Delphi as a stand-alone company. See the reconciliation of actual to pro forma results for the three months ended September 30, 1998 for additional information.

(2) Per share amounts for 1998 results are presented as if the initial public stock offering of 100 million shares took place on January 1, 1998, resulting in 565 million shares outstanding during the period.




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HIGHLIGHTS - Three months ended September 30, 1998 - Reconciliation of actual to pro forma results



                                                          THREE MONTHS ENDED SEPTEMBER 30, 1998
                                                           ACTUAL       ADJUSTMENTS     PRO FORMA
                                                           ------       -----------     ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

       Net sales:
         General Motors.......................           $ 4,641                         $ 4,641
         Other customers......................             1,374                           1,374
                                                         -------                         -------
           Total net sales....................             6,015                           6,015
       Less operating expenses:
         Cost of sales, excluding items listed below       6,151         $   (62) (1)
                                                                            (382) (3)      5,707

         Selling, general and administrative..               345              35  (1)        380
         Depreciation and amortization........               248             (48) (3)        200
                                                         -------         -------         -------
       Operating loss.........................              (729)            457            (272)
       Less interest expense..................                68                              68
       Other expense, net ....................                10                              10
                                                         -------         -------         -------
       Loss before income taxes ..............              (807)            457            (350)
       Income tax benefit.....................              (307)             12 (2)
                                                                             159 (3)        (136)
                                                         -------         -------         -------

       Net loss ..............................           $  (500)        $   286         $  (214)
                                                         =======         =======         =======

       Diluted loss per share with 465 million
         shares outstanding...................           $ (1.08)                         N/A
                                                         =======
       Diluted loss per share with 565 million
         shares outstanding...................               N/A                         $ (0.38)
                                                                                         =======





(1) The pro forma effect of lower employee benefit costs, due to GM's retention of certain retiree benefit obligations, favorably impacts both cost of sales and selling, general and administrative expenses. Selling, general and administrative expenses are also unfavorably impacted by the estimated incremental costs associated with operating Delphi as an independent company.

(2) Income taxes were determined in accordance with SFAS No. 109, "Accounting for Income Taxes." For purposes of this pro forma presentation only, the income tax effect of the pro forma adjustments assumes a combined federal and state income tax rate of 38%.

(3) Adjusted to exclude a loss of $430 million, or $271 million after-tax, related to divestitures involving our seating, lighting and coil spring businesses. The charge had the effect of increasing cost of sales and depreciation and amortization by $382 million and $48 million, respectively.



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                                      -7-




HIGHLIGHTS - Nine months ended September 30, 1999 vs. pro forma nine months ended September 30, 1998 comparison




                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                          1999          1998 (1)
                                                          -----         --------
                                                    (IN MILLIONS, EXCEPT PER SHARE
                                                               AMOUNTS)

Net sales:
  General Motors ............................         $16,941          $16,195
  Other customers ...........................           5,001            4,484
                                                      -------          -------
    Total net sales .........................          21,942           20,679
Less operating expenses:
  Cost of sales, excluding items listed below          18,824           18,652
  Selling, general and administrative .......           1,180            1,115
  Depreciation and amortization .............             646              683
                                                      -------          -------
Operating income ............................           1,292              229
Less interest expense .......................              94              199
Other income, net ...........................             115              124
                                                      -------          -------
Income before income taxes ..................           1,313              154
Income tax expense ..........................             499               13
                                                      -------          -------
Net income ..................................         $   814          $   141
                                                      =======          =======

 Gross margin ...............................            14.2%             9.8%
 Operating income margin ....................             5.9%             1.1%
 Net income margin ..........................             3.7%             0.7%



    Diluted earnings per
      share - actual (2) ....................         $  1.48              N/A
                                                      =======

    Diluted earnings per
       share - pro forma (3) ................         $  1.44          $  0.25
                                                      =======          =======





(1) Results of operations for the nine months ended September 30, 1998 have been adjusted to reflect the impact of the terms of our separation from GM and to exclude a loss related to divestitures. The impact of separation reflects lower employee benefit costs and higher other costs associated with operating Delphi as a stand-alone company. See the reconciliation of actual to pro forma results for the nine months ended September 30, 1998 for additional information.

(2) Actual diluted earnings per share are calculated using the weighted average shares outstanding during the period, resulting in 551 million diluted shares outstanding during the nine months ended September 30, 1999.

(3) Pro forma diluted earnings per share are presented as if the initial public stock offering of 100 million shares took place on January 1, 1998, resulting in 566 million and 565 million shares outstanding for the nine month periods ended September 30, 1999 and 1998, respectively.






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HIGHLIGHTS - Nine months ended September 30, 1998 - Reconciliation of actual to pro forma results



                                                           NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                           ACTUAL       ADJUSTMENTS     PRO FORMA
                                                           ------       -----------     ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

       Net sales:
         General Motors.......................           $16,195                         $16,195
         Other customers......................             4,484                           4,484
                                                         -------                         -------
           Total net sales....................            20,679                          20,679
       Less operating expenses:
         Cost of sales, excluding items listed below      19,220         $  (186) (1)
                                                                            (382) (3)     18,652

         Selling, general and administrative..             1,012             103  (1)      1,115
         Depreciation and amortization........               731             (48) (3)        683
                                                         -------         -------         -------
       Operating income (loss) ...............              (284)            513             229
       Less interest expense..................               199                             199
       Other income, net .....................               124                             124
                                                         -------         -------         -------
       Income (loss) before income taxes......              (359)            513             154
       Income tax expense (benefit) ..........              (178)             32 (2)

                                                                             159 (3)          13
                                                         -------         -------         -------
       Net income (loss) .....................           $  (181)        $   322         $   141
                                                         =======         =======         =======


       Diluted loss per share with 465 million
         shares outstanding...................           $ (0.39)                            N/A
                                                         =======
       Diluted earnings per share with 565 million
         shares outstanding...................               N/A                         $  0.25
                                                                                         =======




(1) The pro forma effect of lower employee benefit costs, due to GM's retention of certain retiree benefit obligations, favorably impacts both cost of sales and selling, general and administrative expenses. Selling, general and administrative expenses are also unfavorably impacted by the estimated incremental costs associated with operating Delphi as an independent company.

(2) Income taxes were determined in accordance with SFAS No. 109, "Accounting for Income Taxes."

(3) Adjusted to exclude a loss of $430 million, or $271 million after-tax, related to divestitures involving our seating, lighting and coil spring businesses. The charge had the effect of increasing cost of sales and depreciation and amortization by $382 million and $48 million, respectively.





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                                      -9-


HIGHLIGHTS - Liquidity and capital resources
(dollars in millions)



BALANCE SHEET DATA:


                            SEPTEMBER 30,        JUNE 30,      DECEMBER 31,
                                1999              1999            1998
                               ACTUAL            ACTUAL         PRO FORMA
                               ------            ------         ---------

  Cash and marketable         $ 1,258          $ 1,246          $ 2,062
securities ..........

                                1,766            1,830            3,500
                              -------          -------          -------
Debt.................

    Net Liquidity....         $  (508)         $  (584)         $(1,438)
                              =======          =======          =======



  Long-term pension           $ 1,543          $ 1,763          $ 2,180
liability............

  Total stockholders'         $ 3,712          $ 3,690          $ 3,171
equity...............







RECONCILIATION OF THIRD QUARTER NET LIQUIDITY:


Net liquidity at June 30, 1999..............................                    $   (584)


  Net income................................................          $   136
  Depreciation and amortization.............................              202
  Capital expenditures......................................             (315)
  Other, net................................................              461
                                                                      -------


Operating cash flow less capital expenditures...............                         484

  Other non-operating activities............................                        (108)

  Pension contribution......................................                        (300)
                                                                                --------

Net liquidity at September 30, 1999.........................                    $   (508)
                                                                                ========




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